Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

Steve Demetriou: Today marks a major milestone for Jacobs and our industry.

Steve Demetriou: Earlier this morning we announced a definitive agreement to acquire CH2M to create a premier, 15-billion-dollar global leader.

Steve Demetriou: This is a significant step for both companies as we unite complementary cultures and capabilities and expand our presence around the world and accelerate profitable growth.

Title: Compelling Strategic Fit

Steve Demetriou: This deal is truly transformational and will set a new benchmark for client service – not just bigger, but more importantly, better…

Terry Hagen: Jacobs and CH2M together create the perfect combination where one plus one equals three.

Bob Pragada: We are uniquely positioned to deliver differentiated services and solutions resulting in business opportunities neither company could create on their own.

Joanne Caruso: There is so much opportunity for growth – collectively as a company and for each of us as individuals. I strongly believe that these types of opportunities are rare, and can and will be transformative.

Gary Mandel: CH2M’s capabilities complement our P&C growth strategies that we’ve all been diligently working towards, and with this acquisition we can offer our clients a more robust value proposition.

Bob Pragada: CH2M’s expertise and project experience expands our overall capabilities and nicely complements our priority growth areas in the Industrial and B&I Lines of Business.

Terry Hagen: CH2M leads the industry in environmental and nuclear capabilities and this complementary expertise dovetails perfectly with our A&T growth strategy.

Title: Creating Employee Opportunities

Steve Demetriou: One of our values is “people are the heart of our business” and this will be further strengthened as we become one team and realize the full benefits of this integration.

Joanne Caruso: Not only does this deal expand on our already impressive capabilities, it offers opportunities for our people to shine. Both companies were built by strong, capable, smart people and the emphasis on our teammates will and remain an integral part of our future success.

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Title: Focused, Disciplined Approach

Terry Hagen: While there are many reasons to be enthusiastic about the road ahead, it is also important to remember that the agreement announcement is just the first step.

Gary Mandel: For all of us at Jacobs, we must remain focused on our day-to-day responsibilities and serve our clients as we always have – we must keep focused on safety and sustainable operations.

Bob Pragada: Until the transaction closes, which is expected to occur in Jacobs’ fiscal 2018 first quarter, ending in December, Jacobs and CH2M will continue to operate as separate organizations.

Title: A Premier Global Solutions Provider

Steve Demetriou: So here’s the bottom line: I believe this transaction is a win-win for everyone.

Steve Demetriou: For employees, we expect there will be exciting career development opportunities as part of a larger, more diversified global company.

Steve Demetriou: For our clients, we’ll be a stronger partner and offer new, differentiated services and solutions.

Steve Demetriou: And for our shareholders, we expect to deliver significant value given the financial and operating strength we create together.

Joanne Caruso: This is a big moment for our Jacobs family. We have shown that we can execute and that our people are the best. Now we must continue to deliver on a level that our employees, partners, shareholders and clients have come to expect from us.

Bob Pragada: I encourage your questions and curiosity. Please seek additional information, talk with your leaders and most of all, embrace and engage in making our strategic vision a reality.

Terry Hagen: And I look forward to the future that we will build together on delivering the best, most innovative solutions to our customers.

Gary Mandel: This is a tremendous opportunity for all of us, including our clients, our partners, our shareholders and all of you.

Steve Demetriou: Jacobs and CH2M: delivering advanced solutions for a more connected, sustainable world.

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Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M HILL Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This video relates to a proposed business combination between Jacobs and CH2M. This video is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this video constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this video that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the

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parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular “Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this video to conform to actual results, except as required by applicable law.

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